26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
David Zhang
Telephone: +852 3761 3300	To Call Writer Directly
Facsimile: +852 3761 3301	+852 3761 3318

www.kirkland.com	david.zhang@kirkland.com

May 6, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on December 19, 2018, with amendments No. 1 though No. 7 filed thereafter. Concurrently with the submission of this letter, the Company is filing its amendment No. 8 to the Registration Statement (the “Amendment No. 8”) and certain exhibit via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you five courtesy paper copies of the Amendment No. 8, marked to show changes to the amendment No. 7 to Registration Statement on Form F-1 filed on May 3, 2019.

The Company and the underwriters currently plan to request acceleration to declare the Registration Statement effective on or around May 9, 2019. As such, we would be grateful if you could respond promptly with additional comments, if any, on the Registration Statement.

If you have any questions, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco

    Shanghai    Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

May 6, 2019

5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP